

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2024

Mitch Trotter
Chief Financial Officer
EON Resources Inc.
3730 Kirby Drive, Suite 1200
Houston, Texas 77098

> **Re: EON Resources Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed on September 24, 2024**
> **File No. 001-41278**

Dear Mitch Trotter:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Proxy Statement filed on September 24, 2024

Proposal No. 3 - The NYSE American Proposal, page 19

1. Please revise to clarify the number of shares that would be issued if the company were to require White Lion to purchase all of the shares it is obligated to purchase and the percentage of common shares that would be held by White Lion under this scenario. Please also revise to clarify whether you have sufficient common stock currently authorized.

2. Please expand your disclosure to regarding the effect on stockholders, providing illustrative examples, if appropriate.

Proposal No. 4 - The Stock Issuance Proposal, page 22

3. Please revise your disclosure to provide additional background regarding the proposed issuance of additional shares to former holders of the promissory notes. For example, you should provide expanded discussion about when and why you decided to make this issuance, how you determined the recipients and the amounts to be received, the consideration to be paid by the recipients (if any), the quantitative and qualitative

effect on existing stockholders, and any other relevant considerations. Your revised disclosure should clearly address the involvement of your board of directors in these decisions and any potential conflicts of interest.

4.   Please revise to clarify the application of Rule 711 to the stock issuance proposal.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matt Ogurick